Filed by ICO, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc. Commission File No.: 001-08327

[Email message from A. John Knapp, Jr., President and Chief Executive Officer
of ICO, Inc. to employees of ICO, Inc. and its Subsidiaries]

To ICO team members across the globe
December 2, 2010

This evening, we announced that ICO is being acquired by A Schulman, pending approval by shareholders and customary regulatory agencies.  This proposed transaction reflects the value that each of you have helped to build in our business.  Our Board of Directors reviewed our alternatives for our company and determined that the offer by Schulman was in the best interests of our employees, customers, and shareholders.  It is important that each of you understands that this is a complimentary combination with very little “overlapping” activities.

We believe that ICO’s team members should be very excited about this combination, based on the same considerations that have impressed our board with regard to A. Schulman:

1)
Schulman’s financial strength and expected ability to weather further economic headwinds:  Schulman has a very strong balance sheet, and it will continue to be very strong after the acquisition of ICO.  Balance sheets are important to customers and suppliers, and provide the capital for both expansion and further acquisitions.  While our own balance sheet is good, it does not provide as much flexibility for acquisitions and other new opportunities which we expect with the balance sheet of the combined company.

2)
Schulman’s reputation and the quality of its management team: Schulman has a good reputation in Europe in masterbatch, engineered plastics, and distribution.  In Mexico, Schulman has a terrific reputation in these areas.  In Asia, Schulman has a growing reputation.  Schulman’s reputation in the United Sates is improving rapidly, as the new management team focuses its efforts.  We have a regard for that management team and its leadership here in the US, Europe and Mexico.  We believe you will grow to share that regard as each of you gets to know the Schulman team.

3)
ICO fits with Schulman, both geographically and in product markets:  We believe that this is a remarkable combination. Regarding rotomoulding, masterbatch and producer services, Schulman is strong in Europe and Mexico, but less present in the United States and South America, where ICO can help.  Both companies are targeting growth in the Asia Pacific markets, including India.  So the geographic fit is close to ideal.  As to products, Schulman has a publicly stated goal of being the global leader in masterbatch for film/packaging, which plays to the strength of Bayshore.  Schulman has further declared its intent to be the global leader to rotomolding powders, which plays to ICO’s strength in both Europe and Asia Pacific.  So the product market fit is close to ideal; both Bayshore and our roto powder expertise are important to Schulman.

Our conclusion is that this transaction will bring significant value and opportunity to our customers through enhanced product offerings, an expanded global reach, improved financial strength, shared technology and product development.  If the combination is good for our customers, it should also be good for our employees.

It is also a fair transaction for our shareholders.  Many of you who have been with ICO or our affiliates for a number of years are shareholders in ICO.  Shareholders will receive a combination of cash and shares in Schulman.

Over the next few weeks, we will be engaged in the process of seeking regulatory approvals for the transaction.  We will also schedule a meeting of our shareholders who will vote on the merger.  Assuming that the regulatory approvals have been obtained by the date of the shareholder meeting, if the transaction is approved, the transaction close and the merger will become effective on or shortly following the meeting.

There is a great deal of strategy and planning that will take place over the coming weeks and months. It is too early to comment on changes that will take place at either ICO or Schulman.  During this period, I hope that each of you will have the opportunity to meet a few of the people at Schulman, and learn, as I have, that they are dedicated, energetic, and professional.

A. John Knapp, Jr.
President and CEO
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

Forward-Looking Statements

Certain matters discussed in this document are “forward-looking statements,” involving certain risks, uncertainties, and assumptions, intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The Company’s statements regarding trends in the marketplace, potential future results, and statements regarding the merger (including the valuation, benefits, results, effects and timing thereof), the combined company and attributes thereof, and whether and when the transactions contemplated by the merger agreement will be consummated are examples of such forward-looking statements.  The following is a non-exclusive list of risks and uncertainties, and circumstances that present risks, that could cause the forward-looking statements; the failure to receive the approval of the Company’s shareholders; satisfaction of the conditions to the closing of the merger; costs and difficulties related to integration of businesses and operations; delays, costs and difficulties relating to the merger and related transactions; results of cash/stock elections of shareholders; restrictions imposed by the Company’s outstanding indebtedness; changes in the cost and availability of resins (polymers) and other raw materials; changes in demand for the Company's services and products; business cycles and other industry conditions; general economic conditions; international risks; operational risks; currency translation risks; the Company’s lack of asset diversification; the Company’s ability to manage global inventory, develop technology and proprietary know-how, and attract and retain key personnel; failure of closing conditions in any transaction to be satisfied; integration of acquired businesses; as well as risk factors and other factors detailed in the Company's and A. Schulman’s respective most recent form 10-K and other filings with the Securities and Exchange Commission.

Should one or more of such risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.  Any forward-looking statements are made only as of the date of this document, and the Company undertakes no obligation to publicly update any such forward-looking statements to reflect subsequent events or circumstances.

Additional Information

In connection with the proposed merger, A. Schulman and the Company intend to file materials relating to the transaction with the Securities and Exchange Commission (“SEC”), including a registration statement of A. Schulman, which will include a prospectus of A. Schulman and a proxy statement of the Company.   INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT A. SCHULMAN, THE COMPANY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about A. Schulman and the Company, without charge, at the SEC’s web site at www.sec.gov.  Copies of A. Schulman’s SEC filings may also be obtained for free by directing a request to Investor Relations Department at 330-668-7302.  Copies of the Company’s SEC filings may also be obtained for free by directing a request to Investor Relations Department at 713-351-4100.  The Company expects to file a Current Report on Form 8-K that will contain additional information with regard to the merger.

Participants in Solicitation

A. Schulman and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the merger. Information about these persons can be found in A. Schulman’s proxy statement relating to its 2009 Annual Meeting of Stockholders, as filed with the SEC on November 6, 2009, A. Schulman’s Current Reports on Form 8-K, as filed with the SEC on September 2, 2009 and October 30, 2009, the Company’s proxy statement relating to its 2009 Annual Meeting of Shareholders, as filed with the SEC on January 23, 2009, and the Company’s Current Reports on Form 8-K, as filed with the SEC on December 11, 2008, January 22, 2009, May 12, 2009 and August 6, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.